Brainsway Ltd.

16 Hartum Street, RAD Tower, 14th Floor

Har HaHotzvim

Jersusalem, 9777516, Israel

April 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Brainsway Ltd.
Registration Statement on Form F-3 Filed on April 22, 2025 File No. 333-286672 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Brainsway Ltd. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on April 30, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

BRAINSWAY LTD.

By:	/s/ Hadar Levy
Hadar Levy
Chief Executive Officer

cc:   Rick A. Werner, Esq., Haynes and Boone, LLP

Jayun Koo, Esq., Haynes and Boone, LLP